SNR Denton US LLP Two World Financial Center 225 Liberty Street New York, NY 10281-2699 USA	Stephen S. Kudenholdt Partner steve.kudenholdt@snrdenton.com D +1 212 768 6847 T +1 212 768 6700 F +1 212 768 6800 snrdenton.com

November 10, 2010

Securities and Exchange Commission
Filing Desk - Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Credit Suisse First Boston Mortgage Securities Corp.
Amendment No. 3 to Registration Statement on Form S-3
Filed November 10, 2010
File No. 333-157784-02

Ladies and Gentlemen:

On behalf of Credit Suisse First Boston Mortgage Securities Corp. (the “Registrant”), we have caused to be filed with you electronically under EDGAR, the captioned Amendment No. 3 to Registration Statement on Form S-3/A.

The objective of the above-captioned Amendment No. 3 to Registration Statement is to respond to the SEC Comment Letter to the Registrant dated October 25, 2010.  These comments and our corresponding responses may be found below.  Please do not hesitate to contact us with any questions you may have.

Prospectus Supplements

General

Comment:

1.	Please provide the table referred to on page 23 of Prospectus Supplement — Version 1 and the Table of Contents in Prospectus Supplement — Version 2 with the filing of your next amendment.

Response:

We have added a table regarding the geographic distribution of the mortgage loans to Prospectus Supplement — Version 1. Additionally, we have added the Table of Contents to Prospectus Supplement  — Version 2.

Comment:

2.
We note your response to our prior comment seven. Please revise this section to define the terms "realized loss or delinquency triggering event" and "mortgage loan groups" and to explain what is meant by "a realized loss or delinquency triggering event has been exceeded" and "a disproportionately large percentage of principal prepayments or principal payments." Similarly revise the base prospectus.

Credit Suisse First Boston Mortgage Securities Corp.
Amendment No. 3 to Registration Statement on Form S-3
Filed November 10, 2010
File No. 333-157784-02
Page 2

Response:

We have revised the base prospectus and each of the prospectus supplements to include definitions of the terms "realized loss or delinquency triggering event" and "mortgage loan groups" and to explain what is meant by "a realized loss or delinquency triggering event has been exceeded" and "a disproportionately large percentage of principal prepayments or principal payments."

Comment:

3.
We note your response to our prior comment eight. Please revise to briefly discuss the nature of the servicing trigger that resulted in the replacement of the related servicer. Similarly revise the base prospectus.

Response:

We have revised the disclosure in each prospectus supplement (as it relates to the sponsor) and in the base prospectus (as it relates to the depositor) to disclose that the termination of the related servicer at the direction of the related financial guaranty insurer in one securitization was due to a draw on the insurance policy that resulted in an event of default of the servicer under the governing agreement for the securitization.

Comment:

4.
We note your response to our prior comment 11. Please confirm that each of the "Delinquency History of the Mortgage Loans," "Delinquency History of Contracts," "Current Delinquency of the Mortgage Loans" and "Current Delinquency of Contracts" in the prospectus supplements provides the information in 30/31 day buckets through charge-off. Refer to Item 1100(b) of Regulation AB.

Response:

Each of the "Delinquency History of the Mortgage Loans," "Delinquency History of Contracts," "Current Delinquency of the Mortgage Loans" and "Current Delinquency of Contracts" in a prospectus supplement for an issuing entity will provide the information in 30/31 day buckets through charge-off.

Comment:

5.
We note your response to our prior comment 16. Please provide bracketed form disclosure indicating that you will describe the nature of the exception(s) and provide data regarding the number of exception loans in the Description of the Mortgage Pool, The Contract Pool or The Mortgage Pool section of each of the prospectus supplements.

Response:

We have revised the Description of the Mortgage Pool, The Contract Pool or The Mortgage Pool section of each of the prospectus supplements to include a bracketed table that will indicate the nature of any exceptions and provide data regarding the number of loans with exceptions.

Credit Suisse First Boston Mortgage Securities Corp.
Amendment No. 3 to Registration Statement on Form S-3
Filed November 10, 2010
File No. 333-157784-02
Page 3

Comment:

6.
We note your response to our prior comment 18. Please revise each of the Summary or Summary Information section and the Description of the Mortgage Pool, The Contract Pool or The Mortgage Pool section so that each of the modifications listed in the Description of the Mortgage Pool, The Contract Pool or The Mortgage Pool is listed in the corresponding Summary or Summary Information section.

Response:

We have revised the Summary or Summary Information section, as applicable, in each prospectus supplement to include the number and percentage of mortgage loans or contracts that were subject to a forgiveness of interest and the number and percentage of mortgage loans or contracts that were subject to a principal forbearance so that each of the modifications listed in the Description of the Mortgage Pool, The Contract Pool or The Mortgage Pool, as applicable, is listed in the corresponding Summary or Summary Information section, as applicable.

Comment:

7.
We note your response to our prior comment 20. Please revise to provide bracketed placeholder disclosure in both the summary section and elsewhere in the prospectus supplements to indicate that you will provide all of the information required by Items 1103(a)(3)(ix) and 1115 of Regulation AB.

Response:

We have removed the references to currency swaps from the base prospectus. There will not be a currency swap in any transaction.

Prospectus Supplement — Version 2

Description of the Mortgage Pool, page 27

Mortgage Pool Characteristics, page 31

Comment:

8.
We note your response to our prior comment 15. Please revise the third paragraph on page 31 and the last sentence on page 32 to clarify that certain mortgage loans provide for negative amortization or please advise.

Response:

We have revised the disclosure in Prospectus Supplement — Version 2 to indicate the percentage of mortgage loans that provide for negative amortization.

Prospectus Supplement — Version 4

Credit Suisse First Boston Mortgage Securities Corp.
Amendment No. 3 to Registration Statement on Form S-3
Filed November 10, 2010
File No. 333-157784-02
Page 4

The Mortgage Pool, page 15

Comment:

9.	We note your response to our prior comment 12. Please remove the bracketed language at the end of this section, as it indicates private mortgage-backed securities will be included in the pool.

Response:

We have removed the bracketed language that indicated private mortgage-backed securities would be included in the pool.

Base Prospectus

General

Comment:

10.
We note your response to our prior comment 13. We note your disclosure that the trust assets may still consist of agency mortgage-backed securities. Please confirm that you will update your disclosure as required by Item 1111 of Regulation AB regarding the assets underlying any mortgage-backed or asset-backed securities in any series.

Response:

We have revised the base prospectus to remove agency mortgage-backed securities as a permissible asset type.  The registrant will not include any agency mortgage-backed securities as trust assets in any series.

Risk Factors, page 6

Impact of regulatory developments, page 10

Comment:

11.	We note your response to our prior comment 17. Please revise this risk factor to provide subheadings so that investors will be better able to read and understand this lengthy risk factor.

Response:

We have added subheadings to this risk factor.

Comment:

12.	Please also define "'TILA."

Credit Suisse First Boston Mortgage Securities Corp.
Amendment No. 3 to Registration Statement on Form S-3
Filed November 10, 2010
File No. 333-157784-02
Page 5

Response:

We have added the definition of “TILA” to the glossary.

The Trust Funds, page 54

The Mortgage Loans, page 59

Comment:

13.	We note your response to our prior comment 21. Please advise as to what types of loans would be included in an issuing entity's assets that may be based in a foreign currency.

Response:

We have removed the references to currency swaps from the base prospectus. There will not be a currency swap in any transaction.

If you require any addition information, please call the undersigned at (212) 768-6847 or Rob Olin at (212) 768-6920.

Very truly yours,

/s/ Stephen Kudenholdt

Stephen S. Kudenholdt
Partner

Copy with enclosures to:

Chanda DeLong
Rolaine Bancroft
Division of Corporation Finance